UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  November 4, 2003

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 18 dated November 4, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

November 4, 2003

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 18, 2003
November 4, 2003

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTC BB SYMBOL: JPNJF

J-PACIFIC COMPLETES FINANCING

J-Pacific Gold Inc. (the "Company") is pleased to announce that the private placement reported in the news release of October 15, 2003 has closed. A total of 750,000 Units of the Company were issued at a price of $0.40 per Unit for total proceeds of $300,000. As a part of the financing, 550,000 Units of the placement representing an amount of $220,000 were issued as "flow-through Units". Each non-flow through Unit consists of one common share and one warrant, each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.60 per share until October 31, 2005. Each flow through Unit consists of one common share and one warrant, each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.60 per share until October 31, 2004, and, whose underlying shares will be flow-through shares if the warrants are exercised by April 30, 2004. The Company paid a finder's fee of $7,500 along with warrants exercisable for a total amount of 50,000 common shares of the Company at an exercise price of $0.60 per common share until October 31, 2004.

The shares, warrants and any shares issued upon exercise of the warrants are subject to a hold period and may not be traded in British Columbia until March 1, 2004, except as permitted by the Securities Act and the Rules made thereunder and the TSX Venture Exchange.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

For further information, please contact Nick Ferris - Telephone 1-888-236-5200.